Exhibit 99.7

Confidential material appearing in this document was omitted and filed separately with the Securities and Exchange Commission in accordance with Rule 406 of the Securities Act of 1933, as amended. Omitted information was replaced with asterisks.

J.P. MORGAN SECURITIES INC. JPMORGAN CHASE BANK, N.A. 270 Park Avenue New York, NY 10017	MORGAN STANLEY SENIOR FUNDING, INC. 1585 Broadway New York, NY 10036

LEHMAN BROTHERS INC. LEHMAN BROTHERS COMMERCIAL BANK LEHMAN COMMERCIAL PAPER INC. 745 Seventh Avenue New York, New York 10019	BAIRD FINANCIAL CORPORATION 777 East Wisconsin Avenue Milwaukee, WI 53202-5391

May 10, 2007

METAVANTE CORPORATION

$1,750,000,000 Term Facility

$250,000,000 Revolving Facility

Commitment Letter

Metavante Corporation

4900 West Brown Deer Road

Milwaukee, WI 53223

Attention:	Don Layden Jr., Senior Executive Vice

President of Corporate Development

Ladies and Gentlemen:

You have advised JPMorgan Chase Bank, N.A. (“JPMCB”), Morgan Stanley Senior Funding, Inc. (“MSSF”), Lehman Brothers Commercial Bank (“LBCB”), Lehman Commercial Paper Inc. (“LCPI”; LCPI and/or LBCB or an affiliate of either thereof, collectively the “Lehman Lenders”), Lehman Brothers Inc. (“LBI” and, together with the Lehman Lenders, “Lehman”) and Baird Financial Corporation (“Baird” and, together with JPMCB, MSSF and the Lehman Lenders, the “Initial Lenders”), that you intend to consummate the transactions described in Exhibit A hereto (the “Transactions”).

You have further advised us that, in connection therewith, Metavante Corporation (the “Borrower”) will obtain credit facilities comprised of a (i) term loan facility in an aggregate principal amount of up to $1,750,000,000 (the “Term Facility”) and (ii) a revolving facility in an aggregate principal amount up to $250,000,000 (the “Revolving Facility”), described in the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the “Credit Facilities Term Sheet”). The Term Facility and the Revolving Facility are together referred to herein as the “Credit Facilities.” Each capitalized term used but not defined herein has the meaning assigned to such term in the Credit Facilities Term Sheet.

For purposes of this commitment letter (the “Commitment Letter”), “JPMCB” shall mean JPMorgan Chase Bank, N.A. and/or any of its affiliates as JPMCB shall determine to be appropriate to provide the services contemplated herein, “MSSF” shall mean Morgan Stanley Senior Funding, Inc. and/or any of its affiliates as MSSF shall determine to provide the services contemplated herein, and “Baird” shall mean Baird Financial Corporation and/or any of its affiliates as Baird shall determine to provide the services contemplated herein.

1.	Commitments.

In connection with the foregoing, each of JPMCB, MSSF, the Lehman Lenders and Baird is pleased to advise you of its several commitment to provide 35%, 35%, 20% and 10%, respectively, of each of the Credit Facilities upon the terms and subject to the conditions set forth or referred to in this Commitment Letter.

2.	Titles and Roles.

It is agreed that only J.P. Morgan Securities Inc. (“JPMSI”, and together with JPMCB, “JPMorgan”) and MSSF will act as joint lead arrangers (the “Arrangers”) and joint bookrunners, with JPMSI having the “left” placement in any marketing or syndication materials or other informational documentation used in connection with the Credit Facilities. Each of LCPI and Baird will act as co-documentation agents (the “Documentation Agents”). JPMCB will act as the sole administrative agent and MSSF will act as sole syndication agent for each of the Credit Facilities, in each case upon the terms and subject to the conditions set forth or referred to in this Commitment Letter. Subject to the foregoing, the Arrangers and Documentation Agents, in such capacity, will perform the duties and exercise the authority customarily performed and exercised by them in such roles. You agree that no other titles will be awarded and no compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letter referred to below) will be paid in connection with the Credit Facilities unless you and the Arrangers shall so agree.

3.	Syndication.

The Initial Lenders reserve the right, prior to or after the execution of definitive documentation for the Credit Facilities, to syndicate all or a portion of their respective commitments with respect to each of the Credit Facilities to a group of banks, financial institutions and other institutional lenders (together with the Initial Lenders, the “Lenders”) identified by the Arrangers and reasonably acceptable to you (such approval not to be unreasonably delayed). The Arrangers intend to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree actively to assist the Arrangers completing a satisfactory syndication; provided that, notwithstanding the Initial Lenders’ right to syndicate each of the Credit Facilities and receive commitments in respect thereof, no such assignment shall become effective with respect to all or any portion of its commitments hereunder prior to the Closing Date. Without limiting your obligations to assist with syndication efforts as set forth below, the Initial Lenders agree that completion of such syndication is not a condition to their respective commitments hereunder. Such assistance shall include (a) your using commercially reasonable efforts to ensure that syndication efforts benefit from the existing lending and investment banking relationships of the Borrower and the Sponsor, (b) direct contact between the senior management, representatives and advisors of the Sponsor and the Borrower and the proposed Lenders, (c) assistance by the Borrower in the preparation of a Confidential Information Memorandum for the Credit Facilities and other customary marketing materials to be used in connection with the syndication and shared with potential Lenders and (d) the hosting, with the Arrangers, of one or more meetings of prospective Lenders.

You will assist the Arrangers in preparing Information Materials, including a Confidential Information Memorandum, for distribution to prospective Lenders. If requested, you also will assist the

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Arrangers in preparing an additional version of the Information Materials (the “Public-Side Version”) to be used by prospective Lenders’ public-side employees and representatives (“Public-Siders”) who do not wish to receive material non-public information (within the meaning of United States federal securities laws) with respect to the Borrower, its affiliates and any of its securities (“MNPI”) and who may be engaged in investment and other market related activities with respect to any such entity’s securities or loans. Before distribution of any Information Materials, you agree to execute and deliver to the Arrangers (i) a letter in which you authorize distribution of the Information Materials to a prospective Lender’s employees willing to receive MNPI (“Private-Siders”) and (ii) a separate letter in which you authorize distribution of the Public-Side Version to Public-Siders and represent that no MNPI is contained therein. You also acknowledge that JPMorgan and MSSF Public-Siders consisting of publishing debt analysts may participate in any meetings or telephone conference calls held pursuant to clause (d) of the immediately previous paragraph; provided that such analysts shall not publish any information obtained from such meetings or calls (i) until the syndication of the Credit Facilities has been completed upon the making of allocations by the Arrangers freeing the Credit Facilities to trade or (ii) in violation of any confidentiality agreement between you and either JPMorgan or MSSF, as applicable.

You agree that the following documents may be distributed to both Private-Siders and Public-Siders, unless the Borrower advises the Arrangers in writing (including by email) within a reasonable time prior to their intended distribution that such materials should only be distributed to Private-Siders: (a) administrative materials prepared by the Arrangers for prospective Lenders (such as a lender meeting invitation, lender allocation, if any, and funding and closing memoranda), (b) notification of changes in the terms of the Credit Facilities and (c) other materials intended for prospective Lenders after the initial distribution of Information Materials. If you advise us that any of the foregoing should be distributed only to Private-Siders, then Public-Siders will not receive such materials without further discussions with you.

You hereby authorize the Arrangers to distribute drafts of definitive documentation with respect to the Credit Facilities to Private-Siders and Public-Siders.

The Arrangers will, in consultation with you, manage all aspects of any syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate (subject to your approval right as described above (not to be unreasonably withheld or delayed)), the allocation of the commitments among the Lenders, any naming rights and the allocation and distribution of fees among the Lenders. To assist the Arrangers in their syndication efforts, you agree to prepare and provide to the Arrangers all information with respect to the Borrower and its subsidiaries and the immediate holding company of the Borrower, if any, the Transaction and the other transactions contemplated hereby, including all financial information and projections (the “Projections”), as we may reasonably request.

4.	Information.

You hereby represent that, to the best of your knowledge (a) all information other than the Projections (the “Information”) that has been or will be made available to the Arrangers in connection with the transactions contemplated hereby, by or on behalf of the Borrower, or any of the Borrower’s representatives, when taken as a whole, is or will be, when furnished, correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to the Arrangers by or on behalf of you or any of your representatives have been or will be prepared in good faith based upon assumptions that are believed by you to be reasonable at the time made and at the time the related Projections are made available to the Arrangers. You agree that if at any time prior to the closing of the Credit Facilities any of the representations in the preceding sentence

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would be, to the best of your knowledge, incorrect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement or use commercially reasonable efforts to cause to be supplemented the Information and the Projections so that such representations will be correct under those circumstances. In arranging and syndicating the Credit Facilities, the Arrangers will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

5.	Fees.

As consideration for the commitments of the Initial Lenders hereunder and our agreements to perform the services described herein, you agree to pay the fees set forth in this Commitment Letter and in the fee letter dated the date hereof and delivered herewith with respect to the Credit Facilities (the “Fee Letter”).

6.	Conditions Precedent.

The commitments of the Initial Lenders hereunder and their agreements to perform the services described herein are subject to (a) since December 31, 2006 (the date of the most recent audited financial statements of the Borrower delivered to us as of the date hereof) and except as contemplated by the Transactions, there not having occurred any event, development or circumstance that has had or would reasonably be expected to have a material adverse effect on the business, operations, property or financial condition of the Borrower and its subsidiaries, taken as a whole (a “Borrower Material Adverse Effect”); (b) until the earlier of completion of a Successful Syndication or 30 days after the closing of the Credit Facilities, there shall be no competing issues of debt securities or commercial bank or other credit facilities or securitizations of the Borrower or its subsidiaries or the immediate holding company of the Borrower, if any, being offered, placed or arranged, (c) the negotiation, execution and delivery of definitive documentation with respect to the Credit Facilities consistent with the Credit Facilities Term Sheet; (d) the Initial Lender having been afforded a reasonable period of time to syndicate the Credit Facilities, which in no event shall be less than 25 days from the date of the bank meeting launching the general syndication of the Credit Facilities, (e) on or prior to the bank meeting referred to in clause (d) the Borrower having obtained ratings for the Credit Facilities from Standard & Poor’s Ratings Group (“S&P”) and from Moody’s Investors Service, Inc. (“Moody’s”); and (f) satisfaction of the applicable conditions set forth in the Credit Facilities Term Sheet and the other exhibits hereto. Neither the commencement nor completion of our syndication efforts shall be a condition precedent to the commitments of the Initial Lenders hereunder or to the initial borrowing under the Credit Facilities.

7.	Indemnification; Expenses.

You agree (a) to indemnify and hold harmless each of JPMorgan, MSSF, Lehman and Baird and their respective affiliates and the respective officers, directors, employees, agents, advisors, controlling persons, members and successors (“Related Persons”) and assigns of each of the foregoing (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or relating to any claim, litigation, investigation or proceeding relating to this Commitment Letter, the Fee Letter, the Transactions, the Credit Facilities or any related transaction, regardless of whether any such Indemnified Person is a party thereto (and regardless of whether such matter is initiated by a third party or by the Borrower or any of its affiliates), and to reimburse each such Indemnified Person upon demand for any reasonable documented out-of-pocket legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses (i) to the extent they are found in a judgment of a court of competent jurisdiction to have resulted from the willful misconduct or gross negligence of such Indemnified Person or any Related Person of such Indemnified Person or (ii) arising

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from a breach of the obligations of such Indemnified Person or any Related Person of such Indemnified Person under this Commitment Letter, and (b) to reimburse JPMorgan, MSSF, Lehman and Baird for all reasonable documented out-of-pocket expenses (including but not limited to reasonable expenses of our due diligence investigation, consultants’ fees, syndication expenses, travel expenses and fees, disbursements and other charges of counsel to the Arrangers), in each case incurred in connection with the Credit Facilities and the preparation of this Commitment Letter, the Fee Letter, the definitive documentation for the Credit Facilities and any ancillary agreements and security arrangements in connection therewith (collectively, the “Expenses”). Notwithstanding any other provision of this Commitment Letter, no Indemnified Person shall be liable for any damages arising from the unauthorized use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems or for any indirect, special, punitive or consequential damages in connection with its activities related to the Credit Facilities.

8.	Sharing Information.

You acknowledge that the Arrangers and Initial Lenders and their respective affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein or otherwise. None of JPMorgan, MSSF, Lehman or Baird or any of their affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by them of services for other companies, and they will not furnish any such information to other companies. You also acknowledge that neither JPMorgan nor MSSF nor any of their respective affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by them from other companies.

9.	Assignments, Amendments, Governing Law, Etc.

This Commitment Letter shall not be assignable by you without the prior written consent of the Arrangers (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Persons), is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons) and is not intended to create a fiduciary relationship between the parties hereto. This Commitment Letter and the obligations of the Initial Lenders and the Arrangers hereunder shall not be assignable without your prior written consent. Any and all obligations of, and services to be provided by, the Initial Lenders and the Arrangers hereunder (including, without limitation, each Initial Lender’s commitment) may be performed and any and all rights of the Initial Lenders and the Arrangers hereunder may be exercised by or through any of their affiliates or branches (with each Initial Lender and/or Arranger remaining responsible to you for the performance of such obligation or service). This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of JPMorgan, MSSF, Lehman, Baird and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by email or facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. This Commitment Letter and the Fee Letter supersede all prior understandings, whether written or oral, between the parties hereto and Robert W. Baird & Co. Incorporated with respect to the Credit Facilities. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

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10.	Jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby in any New York State court or in any such Federal court and (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

11.	Waiver of Jury Trial.

Each of the parties hereto irrevocably waives the right to trial by jury in any action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of this Commitment Letter or the performance of services hereunder.

12.	Confidentiality.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance, nor the activities of the Initial Lenders, the Arrangers or any other arranger pursuant hereto, shall be disclosed, directly or indirectly, to any other person except (a) to Parent, the Sponsor and to your and their respective officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis or (b) as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof to the extent practicable or legally permissible). Notwithstanding the foregoing, the parties hereto acknowledge and agree that the existence of the Commitment Letter and the amount and type of the commitments hereunder, will be described in the agreements to be entered into in connection with the Transactions and in the registration statements, proxy statement and other documents relating to the Transactions to be filed with the Securities and Exchange Commission (the “SEC”), and that the Commitment Letter may be filed with the SEC .

Each of the Arrangers and Initial Lenders agrees to maintain the confidentiality of the Confidential Information (as defined below), except that Confidential Information may be disclosed (a) to its and its affiliates’ partners, directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and agree to keep such Confidential Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) in connection with any legal proceeding relating to this Commitment Letter or the enforcement of rights hereunder, (e) to any prospective Lender as provided in Section 3 of this Commitment Letter (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and agree to keep such Confidential Information confidential), (f) with the consent of the Borrower or (g) to the extent such Confidential Information (i) becomes publicly available other than as a result of a breach of this paragraph or (ii) becomes available to it on a nonconfidential basis from a source other than the Borrower, the Sponsor or their affiliates. For the purposes of this paragraph, “Confidential Information” means all information received from the Borrower, the Sponsor or their affiliates or representatives relating to the Borrower, its subsidiaries or its immediate parent or their businesses, other than any such information that is available to the disclosing party on a nonconfidential

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basis prior to disclosure by the Borrower, the Sponsor or their affiliates or representatives. Any person required to maintain the confidentiality of Confidential Information as provided in this paragraph shall be considered to have complied with its obligation to do so if such person has exercised the same degree of care to maintain the confidentiality of such Confidential Information as such person would accord to its own confidential information.

13.	Surviving Provisions.

The reimbursement, indemnification, confidentiality, jurisdiction and waiver of jury trial provisions contained herein and in the Fee Letter shall remain in full force and effect notwithstanding the termination of this Commitment Letter or the Initial Lenders’ commitments hereunder. If definitive documentation relating to the Credit Facilities shall be executed and delivered, your obligations under this Commitment Letter in respect of the Credit Facilities, other than those relating to confidentiality and to the syndication of the Credit Facilities (which shall remain in full force and effect), shall automatically terminate and be superseded by the provisions contained in such definitive documentation upon the execution and delivery thereof.

14.	PATRIOT Act Notification.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), each of JPMorgan, MSSF, Lehman, Baird and each Lender is required to obtain, verify and record information that identifies the Borrower, which information includes the name, address, tax identification number and other information regarding the Borrower that will allow any of us or such Lender to identify the Borrower in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each Initial Lender, the Arrangers, each other arranger and each Lender.

15.	Acceptance and Termination.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., New York City time, on May 10, 2007. The commitments of the Initial Lenders hereunder and the agreements of the Arrangers contained herein will expire at such time in the event that they have not received such executed counterparts in accordance with the immediately preceding sentence. In the event that the Closing Date does not occur on or before January 31, 2008, then this Commitment Letter and the respective commitments and undertakings hereunder shall automatically terminate unless each of us shall, in our discretion, agree to an extension.

[Remainder of this page intentionally left blank]

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We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By:	/s/ Gary L. Spevack
Name: Gary L. Spevack
Title: Vice President

J.P. MORGAN SECURITIES INC.

By:	/s/ Stathis Karanikolaidis
Name: Stathis Karanikolaidis
Title: Vice President

MORGAN STANLEY SENIOR FUNDING, INC.

By:	/s/ Henry S. D’Alessandro
Name: Henry S. D’Alessandro
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ William J. Hughes
Name: William J. Hughes
Title: Managing Director

LEHMAN BROTHERS COMMERCIAL BANK

By:	/s/ George Janes
Name: George Janes
Title: Chief Credit Officer

LEHMAN COMMERCIAL PAPER INC.

By:	/s/ William J. Hughes
Name: William J. Hughes
Title: Managing Director

[Commitment Letter Signature Page]

BAIRD FINANCIAL CORPORATION

By:	/s/ Leonard M. Rush
Name: Leonard M. Rush
Title: Chief Financial Officer

[Commitment Letter Signature Page]

Accepted and agreed to as of the date first above written:

METAVANTE CORPORATION

By:	/s/ Donald Layden Jr.
Name: Donald Layden Jr.
Title: Senior Executive Vice President

[Commitment Letter Signature Page]

SCHEDULE I

SOURCES AND USES TABLE

Borrower Sources:
Revolving Facility	$0
Term Facility	1,750,000,000
Cash on Hand	430,000,000
Total Borrower Sources	$2,180,000,000
Borrower Uses:
Refinancing of Existing Indebtedness to Holdings	$982,000,000
Cash Dividend to Holdings	1,040,000,000
Payment of Fees and Expenses	37,000,000
Remaining Cash on Hand	121,000,000
Total Borrower Uses	$2,180,000,000

Holdings Sources:
Repayment of Existing Indebtedness by Borrower	$982,000,000
Cash Dividend by Borrower	1,040,000,000
Cash Common Equity Purchase by Investor	625,000,000
Total Holdings Sources	$2,647,000,000
Holdings Uses:
Cash Contribution to New Parent	$2,647,000,000

EXHIBIT A

METAVANTE CORPORATION

$1,750,000,000 Term Facility

$250,000,000 Revolving Facility

Summary of Principal Terms and Conditions

Capitalized terms used and not defined herein shall have the meaning given to such terms in the Commitment Letter.

Borrower:	Metavante Corporation (the “Borrower”).

Transaction Description:	On the date of closing the (“Closing Date”), (i) an indirect wholly owned subsidiary of Marshall & Ilsley Corporation (the “Parent”) will be merged into the Parent with Parent becoming a wholly owned subsidiary of Metavante Holding Corporation (“Holdings”), (ii) Parent will be converted into a limited liability company (“Parent LLC”), (iii) Parent LLC will distribute the shares of the Borrower to Holdings, (iv) an affiliate (the “Investor”) of Warburg Pincus Private Equity, L.P. (the “Sponsor”) will, pursuant to the Investment Agreement (as defined in Exhibit B to the Commitment Letter), purchase common equity of Holdings constituting 25% of the issued and outstanding share capital of Holdings on the Closing Date for aggregate cash consideration of $625,000,000 and Borrower will obtain the Credit Facilities as described below, (v) Borrower shall pay a dividend to Holdings in an amount of approximately $1,040,000,000, and shall pay indebtedness owed in the amount of approximately $982,000,000, (vi) Holdings shall contribute to its wholly owned subsidiary referred to in the Investment Agreement (the “New Parent”) all of the membership interests of Parent LLC and approximately $ 2,647,000,000 in cash and (vii) Holdings shall distribute shares of New Parent to the shareholders of Holdings other than Investor.

Administrative Agent:	JPMCB will act as sole administrative agent (in such capacity, the “Administrative Agent”) for a syndicate of banks, financial institutions and other institutional lenders (together with the Initial Lenders the “Lenders”), and will perform the duties customarily associated with such role.

Joint Lead Arrangers:	J.P. Morgan Securities Inc. (“JPMorgan”) and Morgan Stanley Senior Funding Inc. (“MSSF”) will act as joint lead arrangers and will perform the duties customarily associated with such roles.

Joint Bookrunners:	JPMorgan and MSSF will act as joint bookrunners and will perform the duties customarily associated with such roles.

Syndication Agent:	MSSF will act as syndication agent for the Credit Facilities (the “Syndication Agent”) and will perform the duties customarily associated with such role.

Documentation Agents:	Lehman Commercial Paper Inc. and Baird Financial Corporation (the “Documentation Agents”).

Credit Facilities:	(A) A seven-year term loan facility in aggregate principal amount of $1,750,000,000 (the “Term Facility”).

(B)   A six-year revolving credit facility in an aggregate principal amount of up to $250,000,000 (the “Revolving Facility”), an agreed upon portion of which will be available in the form of letters of credit

In connection with the Revolving Facility, JPMCB (in such capacity, the “Swingline Lender”) will make available to the Borrower a swingline facility up to an amount to be agreed upon under which the Borrower may make short-term borrowings of up to an aggregate amount to be agreed upon. Except for purposes of calculating the Commitment Fee described below, any such swingline borrowings will reduce availability under the Revolving Facility on a dollar-for-dollar basis. Each Lender under the Revolving Facility shall, promptly upon request by the Swingline Lender, fund to the Swingline Lender its pro rata share of any swingline borrowings.

Purpose:

(A)   The proceeds of loans under the Term Facility will be used by the Borrower to refinance approximately $982,000,000 of inter-company debt to Holdings, to pay in part a $1,040,000,000 cash dividend to Holdings and to pay in part related fees and expenses.

(B)   The proceeds of loans under the Revolving Facility may be used by Borrower on the Closing Date to the extent permitted below under “Availability” and after the Closing Date for working capital and general corporate purposes.

(C) Letters of credit under the Revolving Facility will be used solely to support payment obligations incurred by the Borrower and its subsidiaries.

Availability:	(A) The full amount of the Term Facility must be drawn in a single drawing on the Closing Date. Amounts paid or prepaid under the Term Facility may not be reborrowed.

(B)   The Borrower may borrow on the Closing Date under the Revolving Facility up to an amount to be agreed upon (the amount of borrowing permitted in accordance with the foregoing, the “Initial Revolving

Borrowing”). No other borrowings may be made under the Revolving Facility on the Closing Date. Thereafter, loans under the Revolving Facility will be available, at any time prior to the final maturity of the Revolving Facility, in minimum principal amounts to be agreed upon. Amounts repaid under the Revolving Facility may be reborrowed.

Interest Rates and Fees:	As set forth on Annex I hereto.

Default Rate:	Upon the occurrence and during the continuance of a payment or bankruptcy event of default, interest will accrue on any overdue amount of a loan or other overdue amount payable under the Bank Facilities at a rate of 2.0% per annum in excess of the rate otherwise applicable to such loan or other overdue amount, and will be payable on demand.

Letters of Credit:	Letters of credit under the Revolving Facility will be issued by JPMCB (in such capacity, the “Issuing Bank”). Each letter of credit shall expire not later than the earlier of (a) 12 months after its date of issuance and (b) the fifth business day prior to the final maturity of the Revolving Facility; provided, however, that any letter of credit may provide for renewal thereof for additional periods of up to 12 months (which in no event shall extend beyond the date referred to in clause (b) above).

Drawings under any letter of credit under the Revolving Facility shall be reimbursed by the Borrower on the same business day. To the extent that the Borrower does not reimburse the Issuing Bank under the Revolving Facility on the same business day, the Lenders under the Revolving Facility shall be irrevocably obligated to reimburse the Issuing Bank pro rata based upon their respective Revolving Facility commitments.

The issuance of all letters of credit shall be subject to the customary procedures of the Issuing Bank.

Maturity and Amortization:

(A)   The Term Facility shall be payable in nominal quarterly installments of 0.25% of the original principal amount thereof starting in the second full quarter after the Closing Date, with the balance payable on the date that is seven (7) years after the Closing Date.

(B) The Revolving Facility will mature and the commitments thereunder will terminate on the date that is six (6) years after the Closing Date.

Guarantees:	All obligations of the Borrower under the Credit Facilities and under any cash management, interest rate protection or other hedging arrangements entered into with the Administrative Agent, the Arrangers, a Lender or any affiliate of any of the foregoing (“Hedging and Cash Management Arrangements”) will be unconditionally guaranteed (the “Guarantees”) by Holdings and by each existing and subsequently acquired or organized domestic subsidiary of the Borrower (the “Subsidiary Guarantors”; together with Holdings and the Borrower, the “Loan Parties” and each a “Loan Party”).

Unrestricted Subsidiaries:	The Credit Documentation will contain provisions pursuant to which, subject to limitations on investments, loans, advances and guarantees, pro forma covenant compliance and other customary conditions and provisions, in each case, consistent with documentation for transactions of this type, the Borrower will be permitted to designate any existing or subsequently acquired or organized subsidiary as an “unrestricted subsidiary” and subsequently re-designate any such unrestricted subsidiary as a restricted subsidiary (but in any event shall only be able to re-designate any subsidiary once in any fiscal year, but no more than twice over the term of the loan). Unrestricted subsidiaries will not be subject to the affirmative or negative covenant or event of default provisions of the Credit Documentation.

Security:	The Credit Facilities, the Guarantees and any Hedging and Cash Management Arrangements will be secured by a perfected first priority security interest in substantially all the assets of Holdings, the Borrower and each Subsidiary Guarantor, whether owned on the Closing Date or thereafter acquired (collectively, the “Collateral”), including but not limited to: (a) a pledge of all the capital stock of the Borrower, (b) a pledge of all the capital stock held by Holdings, the Borrower or any Subsidiary Guarantor (which pledge, in the case of any first tier foreign subsidiary, shall be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such first tier foreign subsidiary (to the extent a pledge of a greater percentage could reasonably be expected to result in adverse tax consequences)), (c) security interests in, and mortgages on (subject to customary exceptions for financings of this type), all owned real property and equipment of the Borrower and each Subsidiary Guarantor and (d) security interests in substantially all personal property of Holdings, the Borrower and each Subsidiary Guarantor, including, without limitation, inventory, accounts receivable, investment property, intellectual property, other general intangibles, intercompany notes and proceeds of the foregoing, except (i) in each case for those properties and assets as to which the Arrangers shall reasonably determine (x) that the costs of obtaining such security interests are excessive in relation to the value of the security to be afforded thereby and (y) in consultation with the Borrower, should be excluded, taking into account the practical operations of the Borrower’s business and its client relationships and (ii) to the extent prohibited by applicable law or contractual provisions.

All the above-described pledges, security interests and mortgages shall be created on terms, and pursuant to documentation, reasonably satisfactory to the Lenders, and none of the Collateral shall be subject to any other liens, subject to permitted liens customary for facilities of this type for financings of this type.

Incremental Facilities:

The Credit Documentation (as defined below) will permit the Borrower to add one or more incremental term facilities to the Term Facility (a “Incremental Term Facility”) and/or increase commitments under the Revolving Facility (any such increase, an “Incremental Revolving Facility”; the Incremental Term Facility and the Incremental Revolving Facility are collectively referred to as “Incremental Facilities”) up to $500,000,000 for all facilities, subject to an incurrence test to be agreed upon; provided that (i) no Lender will be required to participate in any such Incremental Facility, (ii) no event of default or default exists or would exist after giving effect thereto, (iii) the financial covenant would be satisfied on a pro forma basis on the date of incurrence and for the most recent determination period, after giving effect to such Incremental Facility and other customary and appropriate pro forma adjustment events, including any acquisitions or dispositions or repayment of indebtedness after the beginning of the relevant determination period but prior to or simultaneous with the borrowing under such Incremental Facility, (iv) the maturity date of any such Incremental Term Facility shall be no earlier than the maturity date of the Term Facility and any such Incremental Term Facility shall have a weighted average life to maturity that is no shorter than the weighted average life to maturity of the Term Facility, (v) the interest rates applicable to any Incremental Term Facility shall be determined by the Borrower and the lenders thereunder, (vi) any Incremental Revolving Facility shall be on terms and pursuant to documentation applicable to the Revolving Facility and (vii) any Incremental Term Facility shall be on terms and pursuant to documentation to be determined, but anticipated to be consistent with the Term Facility (except to the extent permitted by clause (iv) or (v) above) and to the extent not consistent, reasonably satisfactory to the Borrower and the Arrangers.

The Credit Documentation shall provide that such documentation may be amended to give effect to any Incremental Facility on the terms set forth herein with the consent of the Lender(s) providing the commitments thereunder, the Borrower, the Administrative Agent and the Arrangers, and without the consent of any other Lender.

Mandatory Prepayments:	Loans under the Term Facility shall be prepaid with:

(A) 100% of the net cash proceeds of all nonordinary course asset sales or other dispositions of property by the Borrower and its subsidiaries (including, without limitation, insurance and condemnation proceeds), subject to customary exceptions to be agreed upon and a 100% reinvestment right if reinvested within 15 months of such sale or disposition or committed to be reinvested within 15 months of such sale or disposition so long as reinvestment is completed within 180 days thereafter;

(B)   100% (with reductions to be agreed upon) of the net cash proceeds of issuances of debt obligations of the Borrower and its subsidiaries after the Closing Date (excluding debt permitted under the Credit Documentation); and

(C)   50% (with a step-down to 25% if the Borrower’s Total Leverage Ratio (as defined below under “Financial Covenants”) does not exceed a ratio to be agreed and to 0% if the Borrower’s Total Leverage Ratio does not exceed a ratio to be agreed) of the Borrower’s annual excess cash flow (to be defined in a manner customary for financings of this type) commencing with the first full fiscal year ending after the Closing Date; provided that any voluntary prepayments of loans (including loans under the Revolving Facility to the extent commitments thereunder are permanently reduced by the amount of such prepayments), other than prepayments funded with the proceeds of incurrences of indebtedness, shall be credited against excess cash flow prepayment obligations on a dollar-for-dollar basis;

Mandatory prepayments of the loans shall be applied to the installments under the Term Facility in direct order of maturity. Term Facility prepayments may not be reborrowed.

If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the Revolving Facility exceeds the Revolving Facility commitment amount then the Borrower will immediately repay outstanding loans and cash collateralize letters of credit under the Revolving Facility in an aggregate amount equal to such excess, with no reduction of the Revolving Facility commitment amount.

Notwithstanding the foregoing, each Lender under the Term Loan Facility shall have the right to reject its pro rata share of any mandatory prepayments described above (all such amounts, the “Declined Amounts”), in which case the Declined Amounts may be retained by the Borrower for use by the Borrower for working capital, investments and capital expenditures (but the Declined Amounts will not be added to any basket from which Restricted Payments (as defined below) can be made).

Credit Documentation:	The credit documentation shall consist of a credit agreement and guarantee and collateral agreements with respect to the Credit Facilities (the “Credit Documentation”).

Voluntary Prepayments and Reductions in Commitments:	Loans may be prepaid and commitments may be reduced by the Borrower in minimum amounts to be agreed upon. Voluntary prepayments of the Term Facility shall be applied at the Borrower’s discretion. Term Facility prepayments may not be reborrowed.

Representations and Warranties:

Limited to the following: financial statements (i) presenting fairly in all material respects the financial position and results of operations of the Borrower and its subsidiaries at the respective dates of such information and for the respective periods covered thereby and (ii) having been prepared in accordance with U.S. GAAP consistently applied (except to the extent provided in the notes thereto); no material adverse change since December 31, 2006; corporate existence; compliance with laws (including ERISA, margin regulations and environmental laws); corporate power and authority; enforceability of Credit Documentation; no conflict with laws or contractual obligations; effectiveness of governmental approvals, absence of litigation that would have a material adverse effect; no default; ownership of properties; liens; intellectual property; payment of taxes; inapplicability of the Investment Company Act; subsidiaries; environmental matters; insurance; solvency; labor matters; accuracy of disclosure; validity, priority and perfection of security interests in the Collateral (subject to qualifications on perfection set forth herein); and status of obligations under the Credit Facilities as senior debt;

in each case subject to exceptions, qualifications and, as appropriate, “baskets” customary for transactions of this type.

Conditions Precedent to Initial Borrowing:	Limited to the following: delivery of customary legal opinions, corporate documents and officers’ certifications; granting and perfection of liens and other security interests in the Collateral with the priority described above, subject to customary exceptions to be agreed upon; receipt of lien and judgment searches; execution of the Guarantees, which shall be in full force and effect; payment of fees and expenses; and absence of a Borrower Material Adverse Effect.

The availability of the initial borrowing will also be subject to the applicable conditions precedent set forth in Exhibit B to the Commitment Letter (the “Commitment Letter”) and in the Commitment Letter.

Conditions Precedent to all Borrowings:	Delivery of notice, accuracy of representations and warranties in all material respects, and absence of defaults or events of default at the time of, or after giving effect to the making of, such extension of credit. For purposes of borrowings under the Revolving Facility, “absence of defaults” includes, in addition to the absence of any other defaults, the absence of any default under the Revolver Financial Covenant at the end of the immediately preceding fiscal quarter, assuming for this purpose that the Revolver Financial Covenant was in effect on such date.

Affirmative Covenants:

Customary for financings of this type and limited to the following:

•        maintenance of corporate existence and material rights;

•        delivery of consolidated financial statements and other information; maintenance of books and records;

•        delivery of notices of default, litigation, ERISA events and material adverse change;

•        maintenance of properties and insurance customary for companies in the industry;

•        use of commercially reasonable efforts to maintain a rating (but not a particular rating) for each of the Credit Facilities by each of S&P and Moody’s;

•        compliance with laws;

•        inspection of books and properties;

•        further assurances; and

•        payment of taxes.

Negative Covenants:

Customary for financings with of this type and limited to the following:

•        limitations on dividends on, and redemptions and repurchases of, capital stock and other restricted payments (“Restricted Payments”);

•        limitations on liens and sale-leaseback transactions;

•        limitations on loans and investments;

•        limitations on debt, guarantees and hedging arrangements;

•        limitations on mergers and acquisitions if the Borrower is not in pro forma compliance with a total leverage ratio to be agreed ;

•        limitations on asset sales;

•        limitations on transactions with affiliates;

•        limitations on changes in fiscal year;

•        limitations on prepayments and modifications of subordinated debt instruments;

•        limitations on changes in lines of business; and

•        limitations on negative pledge clauses and restrictions on subsidiary distributions;

in each case subject to exceptions (including with respect to Restricted Payments, loans and investments, debt, guarantees and hedging arrangements, and mergers and acquisitions, pro forma compliance with a total leverage ratio to be agreed), qualifications and, as appropriate, “baskets” customary for transactions of this type.

Financial Covenant:	The Credit Documentation will contain the following financial covenant related to the Revolving Facility only: if there are any loans or unreimbursed letter of credit drawings outstanding under the Revolving Facility, a maximum ratio of net debt (total debt net of unencumbered and unrestricted cash and cash equivalents) to consolidated EBITDA at levels to be agreed (the “Total Leverage Ratio”), tested quarterly, (the “Revolver Financial Covenant”). There will be no financial covenants with respect to the Term Facility.

The financial covenant will be tested with respect to the Borrower and its restricted subsidiaries, on a consolidated basis. For purposes of determining compliance with the financial covenant, any equity contribution (not in the form of “disqualified stock”) made to the Borrower by Holdings shall be included in the calculation of EBITDA (any such equity contribution so included in the calculation of EBITDA, an “Equity Contribution”); provided, that (i) no more than (x) three (3) Equity Contributions may be so used in the calculation of EBITDA during any four (4) consecutive fiscal quarters and (y) four (4) Equity Contributions may be so used in the calculation of EBITDA during any eight (8) consecutive fiscal quarters, (ii) such Equity Contribution is made on or prior to the day that is 10 days after the day on which financial statements are required to be delivered for a fiscal quarter, (iii) the amount of any Equity Contribution shall be no greater than the amount required to cause the Borrower to be in compliance with the Total Leverage Ratio and (iv) all Equity Contributions shall be disregarded for any purpose or basket other than compliance with the Total Leverage Ratio.

Events of Default:	Limited to the following (subject, where appropriate, to grace periods and other exceptions that are customary for financings of this type and, solely with respect to the Revolving Financial Covenant, to a stand-still period to be agreed upon), nonpayment of principal, interest or other amounts; violation of covenants; incorrectness of representations and warranties in any material respect; cross default; bankruptcy; material judgments; ERISA events; actual or asserted invalidity of guarantees or security documents; change in passive holding company status of Holdings; and change of control (the definition of which is to be agreed upon).

Voting:	Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding more than 50% of the aggregate amount of the Credit Facilities,

except that (a) amendments and waivers with respect to the Revolver Financial Covenant shall require the approval only of Lenders holding more than 50% of the Revolving Facility (or commitments in respect thereof) and (b) the consent of each Lender that is directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of any amortization or final maturity of any loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment, (iv) reductions of any of the voting percentages, (v) releases of all or substantially all the collateral and (vi) releases of all or substantially all of the Guarantors.

The Credit Documentation shall contain customary provisions for replacing non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders directly affected thereby so long as Lenders holding at least a majority of the aggregate amount of (i) Term Facility and commitments in respect of the Revolving Facility shall have consented thereto or (ii) loans held by Lenders directly affected thereby, as the case may be.

Cost and Yield Protection:	Customary for facilities and transactions of this type.

Assignments and Participations:

The Lenders shall be permitted to assign all or a portion of their loans and commitments with the consent, not to be unreasonably withheld, of (a) the Borrower, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) an event of default has occurred and is continuing, (b) the Administrative Agent, unless a loan under the Term Facility is being assigned to a Lender, an affiliate of a Lender or an approved fund, and (c) the Issuing Bank and the Swingline Lenders, unless no portion of the Revolving Facility is being assigned. Non-pro rata assignments shall be permitted. In the case of partial assignments (other than to another Lender, an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $1,000,000 (in the case of the Term Facility) and $5,000,000 (in the case of the Revolving Facility), in each case unless otherwise agreed by the Borrower and the Administrative Agent. The Administrative Agent shall receive a processing and recordation fee of $3,500 in connection with all assignments.

The Lenders shall also be permitted to sell participations in their loans. Participants shall have the same benefits as the selling Lenders with respect to yield protection and increased cost provisions subject to customary limitations. Voting rights of participants shall be limited to those matters set forth in clause (a) under “Voting” with respect to which the affirmative vote of the Lender from which it purchased its participation would be required. Pledges of loans in accordance with applicable law shall be permitted without restriction.

Expenses and Indemnification:	The Borrower will indemnify the Arrangers, the Administrative Agent, the Syndication Agent, the Documentation Agents, the Lenders, their respective affiliates, successors and assigns and the officers, directors, employees, agents, advisors, controlling persons and members of each of the foregoing (each, an “Indemnified Person”) and hold them harmless from and against all reasonable documented out-of-pocket costs, expenses (including reasonable fees, disbursements and other charges of outside counsel) and liabilities of such Indemnified Person arising out of or relating to any claim or any litigation or other proceeding (regardless of whether such Indemnified Person is a party thereto and regardless of whether such matter is initiated by a third party or by the Borrower or any of its affiliates) that relates to the Transactions, including the financing contemplated hereby, or any transactions connected therewith, provided that no Indemnified Person will be indemnified for any cost, expense or liability to the extent determined in the final, non appealable judgment of a court of competent jurisdiction to have resulted primarily from its gross negligence or willful misconduct. In addition, all reasonable documented out-of-pocket expenses (including, without limitation, fees, disbursements and other charges of outside counsel) of the Arrangers, the Administrative Agent, the Syndication Agent, the Documentation Agents and the Lenders for enforcement costs and documentary taxes associated with the Credit Facilities will be paid by the Borrower.

Governing Law and Forum:	New York.

Counsel to Administrative Agent and Arrangers:	Simpson Thacher & Bartlett LLP.

Annex I to Exhibit A

INTEREST AND CERTAIN FEES

Interest Rates:

The interest rates under the Credit Facilities will be (A) with respect to the Revolving Facility, at the option of the Borrower, Adjusted LIBOR plus *% or ABR plus *% and (B) with respect to the Term Facility, at the option of Borrower, Adjusted LIBOR plus *% or ABR plus *%.

The Interest Margin with respect to the Revolving Credit Facility and the Commitment Fee rate will so long as no default shall have occurred and be continuing be subject to leverage based step-downs to be agreed and the Interest Margin with respect to the Term Loan Facility will be subject to a single leverage based step-down to be agreed.

The Borrower may elect interest periods of 1, 2, 3 or 6 months (or, if made available by all Lenders, 9 or 12 months) for Adjusted LIBOR borrowings.

Calculation of interest shall be on the basis of the actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Prime Rate) and interest shall be payable at the end of each interest period and, in any event, at least every three months.

ABR is the Alternate Base Rate, which is the higher of the Administrative Agent’s Prime Rate and the Federal Funds Effective Rate plus ½ of 1.0%.

Adjusted LIBOR will at all times include statutory reserves.

Letter of Credit Fees:	A per annum fee equal to the spread over Adjusted LIBOR under the Revolving Facility will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility. Such fees will be payable in arrears at the end of each quarter and upon the termination of the Revolving Facility, in each case for the actual number of days elapsed over a 360-day year. With respect to the Revolving Facility, such fees shall be distributed to the Lenders participating thereunder pro rata in accordance with the amount of each such Lender’s Revolving Facility commitment. In addition, the Borrower shall pay to the Issuing Bank, for its own account, (a) a fronting fee equal to 0.125% per annum of the aggregate face amount of outstanding letters of credit issued under the Revolving Facility, payable in arrears at the end of each quarter and upon the termination of the Revolving Facility, calculated based upon the actual number of days elapsed over a 360-day year, and (b) customary issuance and administration fees.

Annex I-1

Commitment Fees:	*% per annum on the undrawn portion of the commitments in respect of the Revolving Facility, payable quarterly in arrears after the Closing Date and upon the termination of the commitments, calculated based on the number of days elapsed in a 360-day year.

Annex I-2

EXHIBIT B

METAVANTE CORPORATION

$1,750,000,000 Term Facility

$250,000,000 Revolving Facility

Summary of Additional Conditions Precedent1

Except as otherwise set forth below, the effectiveness of the Credit Facilities and the initial borrowing under each of the Credit Facilities shall be subject to the following additional conditions precedent:

(a) Holdings shall have received cash proceeds from the issuance to the Investor of common equity in an amount equal to at least $625,000,000.

(b) The Transaction shall be consummated on satisfactory terms in accordance with applicable law concurrently with the initial funding of the Credit Facilities. The sources and uses of funding for the Transaction shall be substantially consistent with Schedule I to the Commitment Letter. No provision of the draft dated April 2, 2007 of the Investment Agreement among Parent, Holdings, the Borrower, the Investor and the other parties named therein, a copy of which was provided to the Arrangers on April 2, 2007 shall have been waived, amended, supplemented or otherwise modified in any respect materially adverse to the Lenders. Substantially all of the existing indebtedness of Holdings and its subsidiaries shall have been repaid on satisfactory terms.

(c) The Lenders, the Administrative Agent and the Arrangers shall have received all fees and invoiced expenses required to be paid on or before the Closing Date.

(d) All government and third party approvals necessary in connection with the Transaction, the financing thereof and the continuing operations of the Borrower shall have been obtained on satisfactory terms. There shall not exist any action, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a material adverse effect on the Borrower, the Transaction, the financing thereof or any of the other transactions contemplated hereby.

(e) The Lenders shall have received (i) audited consolidated financial statements of the Borrower for the three most recent fiscal years and (ii) reviewed consolidated financial statements of the Borrower for each fiscal quarter ended after the latest fiscal year referred to in clause (i) above and reviewed consolidated financial statements for the same period of the prior fiscal year.

(f) The Lenders shall have received a pro forma consolidated balance sheet of the Borrower as at the date of the most recent balance sheet delivered pursuant to the preceding paragraph and a pro forma statement of operations for the 12-month period ending on such date,

[1]

All capitalized terms used but not defined herein have the meanings given to them in the Commitment Letter to which this Exhibit B is attached, including Exhibit A thereto. Unless the context requires otherwise, references herein to the Agent shall be deemed to be references to each of the Arrangers.

in each case adjusted to give effect to the consummation of the Transaction and the financings contemplated hereby as if such transactions had occurred on such date or on the first day of such period, as applicable.

(g) The Lenders shall have received projections prepared in a reasonably acceptable manner through 2012.

(h) All actions necessary (including obtaining lien searches) to establish that the Administrative Agent will have a perfected first priority security interest in the collateral under the Credit Facilities (subject to the exceptions referred to in the Credit Facilities Term Sheet under “Security”) shall have been taken, and, in connection with real estate collateral, the Administrative Agent shall have received satisfactory title insurance policies, surveys and other customary documentation to the extent reasonably requested by it.

(i) The Administrative Agent shall have received such legal opinions (including opinions (i) from counsel to the Borrower, (ii) if agreed by opining counsel, delivered pursuant to the Transaction Agreement, accompanied by reliance letters in favor of the Lenders and (iii) from such special and local counsel as may be required by the Administrative Agent), certificates (including a chief financial officer’s solvency certificate), documents and other instruments as are customary for transactions of this type or as it may reasonably request.

Notwithstanding anything in the Commitment Letter or in any other agreement or undertaking to the contrary, the terms of the Credit Documentation shall be in a form such that they do not impair availability of the Credit Facilities on the Closing Date if the conditions expressly set forth in the Commitment Letter are satisfied (it being understood that, to the extent a perfected security interest in any Collateral (the security interest in respect of which cannot be perfected by means of the filing of a UCC financing statement or delivery of possession of capital stock) is not able to be provided on the Closing Date after the Borrower’s use of commercially reasonable efforts to do so, the providing of a perfected security interest in such Collateral shall not constitute a condition precedent to the availability of the Credit Facilities on the Closing Date but a perfected security interest in such Collateral shall be required to be provided after the Closing Date pursuant to arrangements to be mutually agreed between the Borrower and the Administrative Agent prior to the Closing Date).